January 29, 2010
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4631
Attention: Jenn Do, Staff Accountant, Division of Corporation Finance
RE:	American Pacific Corporation Form 8-K Item 4.01 Filed January 8, 2010 File No. 1-8137
Dear Ms. Do:
     We are submitting this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 13, 2010 (the “Staff Letter”), to American Pacific Corporation, a Delaware corporation (the “Company”), with respect to the Company’s Form 8-K filed January 8, 2010 (the “Form 8-K”). For the Staff’s convenience, we are also sending in paper format, by overnight delivery, copies of this letter.
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Staff Letter. We have incorporated the text of the Staff’s comments into this response letter in italicized type and have followed each comment with the Company’s response in regular type. References in the letter to “we,” “our” or “us” means the Company, unless otherwise specified. All dollar amounts herein are presented in thousands of dollars.
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700 • Las Vegas, Nevada 89169
Tel: +1 (702) 735-2200 • Fax: +1 (702) 735-4876
www.apfc.com

Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
January 29, 2010

Comment 1.
In detail, please tell us the amounts involved, as applicable, regarding the material weakness. Also, tell us:
•	in what period the material weakness, accounting error or misapplication of GAAP occurred,

•	the amount of each accounting error or misapplication of GAAP,

•	the reason(s) for each error or misapplication of accounting, and

•	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not.
Response 1.
In response to the Staff’s request, we supplementally note that our material weakness in internal controls over financial reporting during our year ended September 30, 2009 (“Fiscal 2009”) stems from a single misapplication of GAAP. Our Fine Chemicals segment had contractual arrangements with a customer which contained a non-standard term. Specifically, the written arrangements did not specify the delivery requirements for all product. The misapplication of GAAP occurred because segment accounting personnel incorrectly concluded that revenue recognition criteria had been met when production of the product was completed but the product had not been shipped.
This incorrect accounting conclusion resulted in errors with respect to the timing of revenue recognition. During Fiscal 2009, there were two erroneous entries to recorded revenues, both of which were recorded and corrected in Fiscal 2009. There was no gross margin associated with either of these revenue entries. In addition, in the fiscal year ended September 30, 2007 (“Fiscal 2007”), there was one erroneous entry to record revenue which should have properly been deferred to the Fiscal 2009 first quarter. Gross margin associated with this entry was $125. This error was not corrected (as discussed in more detail below). The following summarizes the amounts of each error and the periods in which the errors were corrected.

Error #1:	Dr. Cost of sales	$1,031
	Cr. Revenues		$1,031

	This entry was recorded in our Fiscal 2009 first quarter and corrected / reversed in our Fiscal 2009 fourth quarter.

Error #2:	Dr. Cost of sales	$1,085
	Cr. Revenues		$1,085

	This entry was both recorded and corrected / reversed in our Fiscal 2009 fourth quarter.

Error #3:	Dr. Cost of sales	$502
	Cr. Revenues		$627

	This entry was recorded in Fiscal 2007 and not corrected.

Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
January 29, 2010

The net uncorrected effect on our pre-tax net income (loss) is that Fiscal 2007 pre-tax income is overstated by $125 and Fiscal 2009 pre-tax loss is overstated by $125. For each annual and quarterly period, we made both qualitative and quantitative assessments using the waterfall and iron curtain methods in accordance with Staff Accounting Bulletin No. 108 and concluded that the net uncorrected errors were not material to the reported annual and quarterly periods and, consequently, we do not intend to restate any prior period financial statements.
Our material weakness determination was based on our evaluation of internal controls which concluded that it was reasonably possible that the magnitude of the error could have been material to our consolidated financial statements and that our controls may not have detected the error.
As a result of the identification subsequent to fiscal year end of a material weakness in our internal control over financial reporting for Fiscal 2009, corporate personnel performed additional analysis and post-closing procedures in order to prepare the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. These procedures were performed to test the propriety of Fine Chemicals segment revenue recognition and included the following:
•	Developed and implemented a comprehensive Fine Chemicals segment revenue recognition testing work program based on a risk assessment that determined the scope of transactions to be tested.

•	Reviewed manufacturing agreements, customer proposals and purchase orders, including contractual arrangements documented outside of the customer’s written contract or purchase order.

•	Reviewed applicable components of Fine Chemicals segment’s inventories for inappropriate zero or credit balances, unusual captions, and consistency with appropriate revenue recognition.

•	Conducted interviews with Fine Chemicals segment personnel, outside of the accounting and finance department, who negotiate contractual arrangements with customers.

•	Conducted confirmatory interviews with certain Fine Chemicals customers.
As a result of these post-closing procedures, we detected no errors and recorded no additional corrections or adjustments.
Comment 2.
Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
Response 2.
Fiscal year end fourth quarter adjustments to close the books. In response to the Staff’s request, as subsequently clarified in a discussion with the Staff, we supplementally set forth below a schedule of all entries recorded during the period from the date that we provided a preliminary trial balance for Fiscal 2009 to our then auditors to the date that our Fiscal 2009 financial statements were issued.

Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
January 29, 2010

Entry 1:	Dr. Equity — accumulated other comprehensive income	$11,039
	Cr. Pension obligations		$11,039

	To adjust our pension obligation based on the results of our Fiscal 2009 actuarial report (September 30 measurement date) which was received after our preliminary close. This entry had no effect on pre-tax net loss.

Entry 2:	Dr. Income tax receivable (payable)	$3,598
	Dr. Deferred tax assets	6,704
	Cr. Other long-term liabilities		$252
	Cr. Equity - accumulated other comprehensive income		4,416
	Cr. Income tax expense (benefit)		5,634

	To record our fourth quarter tax provision and adjust our year end deferred tax asset balances. This entry routinely occurs after our prelimianry close because it is computed from preliminary close, pre-tax information. This entry had no effect on pre-tax net loss.

Entry 3:	Dr. Accrued liabilities	$14
	Cr. Accounts payable		$14

	Balance sheet reclassification. This entry had no effect on pre-tax net loss.

Entry 4:	Dr. Environmental remediation charges	$13,700
	Cr. Environmental remediation liabilities	$13,700

	To record an increase in our estimated liability for environmental remediation based primarily on updated groundwater flow data received late in Fiscal 2009. Please refer to a detailed discussion of this charge included in Note 11 to our consolidated financial statements for Fiscal 2009. This entry increased pre-tax net loss by $13,700.

Entry 5:	Dr. Revenues	$187
	Cr. Accounts payable		$187

	To correct revenue computation and record refund payable to customer. This entry should have been recorded in a prior fiscal year period. This entry increased pre-tax net loss by $187. See further discussion below.

Entry 6:	Dr. Inventory	$2,116
	Dr. Revenue	2,116
	Cr. Deferred revenue		$2,116
	Cr. Cost of sales		2,116

	To correct and defer recognition of Fine Chemicals segment revenues. This entry is discussed in detail in our reponse to comment 1 above. This entry had no effect on pre-tax net loss.

Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
January 29, 2010

Entry 7:	Dr. Operating expenses	$121
	Cr. Additional paid in capital		$121

	To record additional share-based compensation expense. This entry should have been recorded in the Fiscal 2009 first quarter. This entry increased pre-tax net loss by $121. See further discussion below.
Entries 5 and 7 were recorded in our Fiscal 2009 fourth quarter and relate to prior annual or quarterly periods. We made both qualitative and quantitative assessments using the waterfall and iron curtain methods in accordance with Staff Accounting Bulletin No. 108 and concluded that the net uncorrected error was not material to reported annual and quarterly periods.
Adjustments recorded in connection with or as a result of the audit. In response to the Staff’s request, we supplementally note that we recorded no audit adjustments other than Entry 6 above, which is the same correction that is discussed in our response to comment 1. This correction had zero impact on our pre-tax net loss for Fiscal 2009.
Comment 3.
Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.
Response 3.
In response to the Staff’s request, as subsequently clarified in a further discussion with the Staff, we are supplementally describing below the applicable communications by Deloitte & Touche LLP, our prior auditors, to management and the audit committee of the Company.
On December 22, 2009, our prior auditors communicated to management and the audit committee of the Company that they did not have any disagreements with management related to matters that were material to the Company’s 2009 consolidated financial statements.
On December 29, 2009, our prior auditors communicated to management and the audit committee of the Company that they had identified certain matters involving the Company’s internal control over financial reporting that they considered to be a material weakness under standards established by the Public Company Accounting Oversight Board. In particular, our prior auditors communicated to management and the audit committee of the Company that the Company did not have appropriate internal controls at our Fine Chemicals segment specific to the recognition of revenue related to the identification and communication of non-standard transactions. The controls in place were not adequate to identify and evaluate the appropriate accounting treatment for revenue transactions with non-standard terms or that contained terms beyond those stated in the customer’s written contract or purchase order. This deficiency in the design and operating effectiveness of internal control over financial reporting resulted in an adjustment to revenue and the determination of a material weakness. Management’s material weakness determination was based upon the likelihood and potential magnitude of a misstatement to the annual or interim financial statements being reasonably possible.
Separately, as noted in the Form 8-K, during the Company’s fiscal years ended September 30, 2009 and 2008, and through January 5, 2010, there were no disagreements with Deloitte & Touche LLP on any

Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
January 29, 2010

matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference thereto in its reports on the financial statements. As noted in Deloitte & Touche LLP’s letter, dated January 8, 2010, which was filed as Exhibit 16.1 to the Form 8-K, Deloitte & Touche LLP agreed with our statements on whether there were any disagreements or reportable events.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or comments regarding the above, please feel free to contact the undersigned at (702) 699-4163 or our counsel, Peter Romo of Morrison & Foerster LLP at (415) 268-7353. Thank you for your assistance.

Sincerely,
/s/ DANA M. KELLEY
Dana M. Kelley
Vice President, Chief Financial Officer and Treasurer